THAT CHRISTMAS MOVIE, LLC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
February 17, 2017

Together with
Independent Accountants' Review Report

dbb*mckennon*
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

That Christmas Movie, LLC
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Member
That Christmas Movie, LLC
Studio City, California

We have reviewed the accompanying financial statements of That Christmas Movie, LLC (the "Company"), a California LLC, which comprises the balance sheet as of February 17, 2017 ("Inception") and the related statement of operations and member's equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMckennon

Newport Beach, California
June 27, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

THAT CHRISTMAS MOVIE, LLC
BALANCE SHEETS
(unaudited)

	February 17, 2017
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Member's Equity	-
Total liabilities and member's equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

THAT CHRISTMAS MOVIE, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
(unaudited)

	February 17, 2017
Revenues	$ -
Operating Expenses-	
General and administrative	-
Net income	$ -
Ending member's equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

THAT CHRISTMAS MOVIE, LLC
STATEMENT OF CASH FLOWS
(unaudited)

	February 17, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

That Christmas Movie, LLC was formed on February 17, 2017 ("Inception") in the State of California. The Company was originally formed under The Xmas Movie, LLC and later changed to That Christmas Movie, LLC. The balance sheet of That Christmas Movie, LLC (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Studio City, California.

That Christmas Movie, LLC is producing and marketing a holiday motion picture product.

Going Concern and Management Plans
The Company has a limited operating history, and have relied on our sole member to fund the Company upon formation. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: appetite for investment in movie productions, technology changes of how movie experiences are consumed, tax changes to planned filming locations, consumer tastes and trends, negative press or competition from other movies during planned release dates. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Film Costs
The Company capitalizes film production costs in accordance with Accounting Standards Codification 926 – "Entertainment." Film costs include costs to produce the film, which may consist of equipment rental, labor, talent, and overhead costs.

Revenue Recognition
The Company will recognize revenues from motion picture distribution when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Distribution revenues will be recognized when earned on self-distributed content or when appropriately reported by third (3rd) party distribution companies and recorded gross along with any distribution expenses charged by the Distributor and upon receipt of such revenues. No revenue has been recognized to date.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns, when filed, will be subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBER'S DEFICIT

LLC Interests
Profits and losses will be allocated pro-rata among the interest holders of the entity.

NOTE 5 – SUBSEQUENT EVENTS

The Company has commenced a Regulation Crowdfunding campaign through StartEngine, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's offering, which is for revenue participating rights, is ongoing as of the date of these financial statements. Through the date of these financial statements the Company drawn a net of $62,516 from the campaign.

The Company has evaluated subsequent events that occurred after February 17, 2017 through June 27, 2017. There have been no other events or transactions during this time that would have a material effect on the Company's financial statements.